DEL AM 1 sb2letter.htm DELAYING AMENDMENT LETTER
Fisher Securities Inc
799 Verner St suite B
Atlanta GA 30318
Tel: (404) 447-0267


May 27, 2015

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

1. CIK: 0001636607
COMPANY:Fisher Securities Inc
FORM TYPE:  S-1
FILE NUMBER(S):
1. 333-204345


Dear Rahul Papel

on behalf of our client, Fisher Securities Inc, we are hereby amending the cover@

page to its Registration Statement No. 333-204345, which was filed on Form@ S-1 on ACCEPTED DATE:20-May-2015 17:39 (the Registration),@ to add the following language:@

The registrant hereby amends this registration statement on such May 27 2:07PM@ or dates as may be necessary to delay its effective date until the registrant@ shall file a further amendment which specifically states that this registration@ statement shall thereafter become effective in accordance with Section 8(a) of@ the Securities Act of 1933 or until the registration statement shall become effective@ on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The indicated language was inadvertently omitted from the filing of the@ Registration. Please direct any comments you may have@ regarding this filing to the undersigned.

Very truly yours,
Gerald Fisher
By: Fisher Securitie Inc